Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-259205

Pricing Supplement Dated August 17, 2023 to the Product Prospectus Supplement ERN-ES-1 dated August 1, 2023, and the Prospectus Supplement and the Prospectus, Each Dated September 14, 2021	$1,425,000 Return Notes Linked to a Basket of 20 Common Stocks, Due June 26, 2025 Royal Bank of Canada

Royal Bank of Canada is offering Return Notes (the “Notes”) linked to an equally-weighted basket (the “Basket”) of 20 equity securities (each, a “Basket Component,” and collectively, the “Basket Components”).  The Basket Components and their ticker symbols are set forth in the "Summary" section below.
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The payment at maturity will reflect the performance of the Basket, as measured by its Percentage Change, and as increased by the Basket Adjustment Factor of 1.0165. Accordingly, at maturity, you will receive an amount for each $1,000 in principal amount of the Notes that will be calculated as follows:

$1,000 × (1 + Percentage Change) × Basket Adjustment Factor
•	Because the Basket Adjustment Factor is 1.0165, if the Percentage Change is less than approximately -1.623%, investors will lose some or all of the principal amount.
•	Any payments on the Notes are subject to our credit risk.
•	The Notes do not pay interest.
•	The Notes will not be listed on any securities exchange.
•	Issue Date: August 22, 2023
•	Maturity Date: June 26, 2025
•	CUSIP: 78015QFH9
Investing in the Notes involves a number of risks. See “Selected Risk Considerations” beginning on page P-8 of this pricing supplement, and “Risk Factors” beginning on page PS-4 of the product prospectus supplement dated August 1, 2023 and page S-2 of the prospectus supplement dated September 14, 2021.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality. The Notes are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.
	Per Note	Total
Price to public	100.00%	$1,425,000
Underwriting discounts and commissions(1)	0%	$0
Proceeds to Royal Bank of Canada	100%	$1,425,000
(1) RBC Capital Markets, LLC ("RBCCM"), acting as our agent, will not receive an underwriting discount in connection with its sales of the Notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.
The initial estimated value of the Notes as of the Trade Date was $995.53 per $1,000 in principal amount, which is less than the price to public. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount. We describe our determination of the initial estimated value in more detail below.

RBC Capital Markets, LLC

Return Notes Linked to a Basket of Common Stocks
SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.
General:
This pricing supplement relates to an offering of Return Notes (the “Notes”) linked to a basket (the “Basket”) of 20 equity securities (the “Basket Components”). The Basket Components, their respective Component Weights and their Initial Prices are indicated in the table below.

Issuer:	Royal Bank of Canada (the “Bank”)
Underwriter:	RBC Capital Markets, LLC (“RBCCM”)
Denominations:	$1,000 and minimum denominations of $1,000 in excess thereof
Trade Date (Pricing Date):	August 17, 2023
Issue Date:	August 22, 2023
Valuation Date:	June 23, 2025
Maturity Date:	June 26, 2025, subject to extension for market and other disruptions, as described in the product prospectus supplement.
Interest Payments:	None.
Payment at Maturity (if held to maturity):
The payment on the Notes will depend upon the Percentage Change of the Basket.  For each $1,000 in principal amount of the Notes, you will receive:
$1,000 × (1 + Percentage Change) × Basket Adjustment Factor
Because the Basket Adjustment Factor is 1.0165%, if the Percentage Change is less than approximately -1.623%, investors will lose some or all of the principal amount.

Basket Adjustment Factor:	1.0165
Percentage Change:
The Percentage Change will equal an amount, expressed as a percentage and rounded to two decimal places, equal to the sum of the Weighted Component Changes for the Basket Components. The Weighted Component Change for each Basket Component will be determined as follows:

Initial Price:	The closing price per share of a Basket Component on the Trade Date, as set forth in the table below.
Final Price:	The closing price per share of a Basket Component on the Valuation Date.

P-2	RBC Capital Markets, LLC

Return Notes Linked to a Basket of Common Stocks
The Basket:	Basket Component	Bloomberg Ticker	Component Weight	Initial Price
	Abbott Laboratories	ABT	1/20	$104.93
	Alcon Inc.	ALC	1/20	$81.42
	Avantor, Inc.	AVTR	1/20	$21.17
	Biogen Inc.	BIIB	1/20	$261.50
	BioMarin Pharmaceutical Inc.	BMRN	1/20	$89.40
	Boston Scientific Corporation	BSX	1/20	$50.94
	Danaher Corporation	DHR	1/20	$252.82
	HCA Healthcare, Inc.	HCA	1/20	$265.61
	Humana Inc.	HUM	1/20	$488.74
	Eli Lilly and Company	LLY	1/20	$537.66
	Topgolf Callaway Brands Corp.	MODG	1/20	$16.31
	Merck & Co., Inc.	MRK	1/20	$108.92
	Vail Resorts, Inc.	MTN	1/20	$224.40
	NIKE, Inc.	NKE	1/20	$105.05
	The Procter & Gamble Company	PG	1/20	$152.11
	Regeneron Pharmaceuticals, Inc.	REGN	1/20	$796.73
	Thermo Fisher Scientific Inc.	TMO	1/20	$535.96
	UnitedHealth Group Incorporated	UNH	1/20	$493.96
	Zimmer Biomet Holdings, Inc.	ZBH	1/20	$119.44
	Zoetis Inc.	ZTS	1/20	$182.77
Principal at Risk:	The Notes are NOT principal protected. You may lose all or a substantial portion of your principal amount at maturity if the Percentage Change is less than approximately -1.623%.
Calculation Agent:	RBCCM
U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes. However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence. Please see the discussion in this pricing supplement under “Supplemental Discussion of U.S. Federal Income Tax Consequences” and the discussion in the product prospectus supplement under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which apply to the Notes.

P-3	RBC Capital Markets, LLC

Return Notes Linked to a Basket of Common Stocks
Secondary Market:
RBCCM (or one of its affiliates), though not obligated to do so, may maintain a secondary market in the Notes after the issue date. The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount of your Notes.

Listing:	The Notes will not be listed on any securities exchange.
Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Ownership and Book-Entry Issuance” in the prospectus dated September 14, 2021).
Terms Incorporated in the Master Note:
All of the terms appearing on the cover page and above the item captioned “Secondary Market” on pages P-2 to P-4 of this pricing supplement and the terms appearing under the captions “General Terms of the Notes” and “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the product prospectus supplement, as modified by this pricing supplement.

P-4	RBC Capital Markets, LLC

Return Notes Linked to a Basket of Common Stocks
ADDITIONAL TERMS OF YOUR NOTES
You should read this pricing supplement together with the prospectus dated September 14, 2021, as supplemented by the prospectus supplement dated September 14, 2021 and the product prospectus supplement dated August 1, 2023, relating to our Senior Global Medium-Term Notes, Series I, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.
This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated September 14, 2021 and in the product prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated September 14, 2021:
https://www.sec.gov/Archives/edgar/data/1000275/000121465921009470/rbc911212424b3.htm
Prospectus Supplement dated September 14, 2021:
https://www.sec.gov/Archives/edgar/data/1000275/000121465921009472/rbcsupp911210424b3.htm
Product Prospectus Supplement ERN-ES-1 dated August 1, 2023:
https://www.sec.gov/Archives/edgar/data/1000275/000114036123037672/brhc20056857_424b5.htm
Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this pricing supplement, “we,” “us,” or “our” refers to Royal Bank of Canada.

P-5	RBC Capital Markets, LLC

Return Notes Linked to a Basket of Common Stocks
HYPOTHETICAL RETURNS
The following table illustrates the hypothetical payment and total return at maturity on the Notes.  The “total return,” as used in this free writing prospectus, is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 in principal amount of the Notes to $1,000.  The hypothetical total returns and examples set forth below are based on the Basket Adjustment Factor of 1.0165, and hypothetical Percentage Changes as set forth below.
The hypothetical total returns and examples set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.  The examples below do not take into account any tax consequences from investing in the Notes.
Percentage Change	Payment at Maturity	Total Return on the Notes
40.00%	$1,423.10	42.310%
30.00%	$1,321.45	32.145%
20.00%	$1,219.80	21.980%
10.00%	$1,118.15	11.815%
5.00%	$1,067.325	6.7325%
0.00%	$1,016.50	1.650%
-1.00%	$1,006.335	0.6335%
-1.623%(1)	$1,000.00	0.000%
-5.00%	$965.675	-3.4325%
-10.00%	$914.85	-8.515%
-20.00%	$813.20	-18.680%
-30.00%	$711.55	-28.845%
-40.00%	$609.90	-39.010%
-50.00%	$508.25	-49.175%
-60.00%	$406.60	-59.340%
-70.00%	$304.95	-69.505%
-80.00%	$203.30	-79.670%
-90.00%	$101.65	-89.835%
-100.00%	$0.00	-100.000%
(1) If the Percentage Change is less than approximately -1.623%, you will lose some or all of the principal amount.

P-6	RBC Capital Markets, LLC

Return Notes Linked to a Basket of Common Stocks
Hypothetical Examples of Amounts Payable at Maturity
The following examples illustrate how the payments on the Notes are calculated.
Example 1: The value of the Basket increases from the Trade Date to the Valuation Date, resulting in a Percentage Change of 10%.
In this case, the investor will receive a payment at maturity of $1,118.15 per $1,000 in principal amount of the Notes, calculated as follows:
$1,000 × (1 + Percentage Change) × Basket Adjustment Factor
$1,000 x (1 + 10%) x 1.0165 = $1,118.15
Example 2: The value of the Basket decreases from the Trade Date to the Valuation Date, resulting in a Percentage Change of -1%.
In this case, the investor will receive a payment at maturity of $1,006.335 per $1,000 in principal amount of the Notes, calculated as follows:
$1,000 × (1 + Percentage Change) × Basket Adjustment Factor
$1,000 x (1 + -1%) x 1.0165 = $1,006.335
In this case, the investor's return is positive, even though the value of the Basket has decreased slightly.
Example 3: The value of the Basket decreases from the Trade Date to the Valuation Date, resulting in a Percentage Change of -40.00%.
In this case, the investor will receive a payment at maturity of $609.90 per $1,000 in principal amount of the Notes, calculated as follows:
$1,000 × (1 + Percentage Change) × Basket Adjustment Factor
$1,000 x (1 + -40%) x 1.0165 = $609.90
In this case, the amount that will be paid on the Notes will be significantly less than the principal amount.

P-7	RBC Capital Markets, LLC

Return Notes Linked to a Basket of Common Stocks
SELECTED RISK CONSIDERATIONS
An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Basket Components. These risks are explained in more detail in the section “Risk Factors” in the product prospectus supplement. In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
Risks Relating to the Terms of the Notes
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You May Receive Less than the Principal Amount at Maturity – Investors in the Notes could lose all or a substantial portion of their principal amount if there is a decline in the value of the Basket. If the Percentage Change is less than approximately -1.623%, you will lose some or all of the principal amount.

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The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity – There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity. The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you purchased one of our conventional senior interest bearing debt securities.

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Owning the Notes Is Not the Same as Owning the Basket Components — The return on your Notes is unlikely to reflect the return you would realize if you actually owned shares of the Basket Components. For example, you will not receive or be entitled to receive any dividend payments or other distributions on these securities during the term of your Notes. As an owner of the Notes, you will not have voting rights or any other rights that holders of these securities may have.

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Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes – The Notes are our senior unsecured debt securities. As a result, your receipt of the amount due on the maturity date is dependent upon our ability to repay our obligations at that time. This will be the case even if the value of the Basket increases after the Trade Date. No assurance can be given as to what our financial condition will be at maturity of the Notes.

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Changes in the Value of One Basket Component May Be Offset by Changes in the Value of the Other Basket Components – A change in the value of one Basket Component may not correlate with changes in the value of the other Basket Components. The value of one Basket Component may increase, while the value of the other Basket Components may not increase as much, or may even decrease. Therefore, in determining the value of the Basket as of any time, increases in the value of one Basket Component may be moderated, or wholly offset, by lesser increases or decreases in the value of the other Basket Components.

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Significant Aspects of the Tax Treatment of the Notes Are Uncertain and Certain Aspects May Make the Notes Less Suitable for Certain Non-U.S. Investors –– The tax treatment of the Notes is uncertain.  We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the Notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement.

The Internal Revenue Service has issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, a holder should be required to accrue interest over the term of an instrument such as the Notes based on the amount that may be paid at maturity, and whether all or part of the gain a holder may recognize upon sale or maturity of an instrument such as the Notes could be treated as ordinary income on a current basis. The outcome of this process is uncertain and could apply on a retroactive basis.

P-8	RBC Capital Markets, LLC

Return Notes Linked to a Basket of Common Stocks
Please read carefully the section entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences” in this pricing supplement, the section entitled “Tax Consequences—United States Taxation” in the accompanying prospectus and the section entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying product prospectus supplement.  You should consult your tax advisor about your own tax situation.
Risks Relating to the Secondary Market for the Notes
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There May Not Be an Active Trading Market for the Notes-Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. RBCCM or any of our other affiliates may make a market for the Notes; however, they are not required to do so. RBCCM or any of our other affiliates may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

Risks Relating to the Initial Estimated Value of the Notes
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The Initial Estimated Value of the Notes Is Less than the Price to the Public — The initial estimated value that is set forth on the cover page of this pricing supplement does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the prices of the Basket Components, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the estimated costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined by RBCCM for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value. As a result, the secondary price will be less than if the internal funding rate was used. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

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The Initial Estimated Value of the Notes that Is Set Forth on the Cover Page of this Pricing Supplement Is an Estimate Only, Calculated as of the Time the Terms of the Notes Were Set — The initial estimated value of the Notes is based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes. See “Structuring the Notes” below. Our estimate is based on a variety of assumptions, including our credit spreads, expectations as to dividends, interest rates and volatility, and the expected term of the Notes. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the Notes or similar securities at a price that is significantly different than we do.

The value of the Notes at any time after the Trade Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your Notes.
Risks Relating to Conflicts of Interest and Our Trading Activities
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Our Business Activities and Those of Our Affiliates May Create Conflicts of Interest — We and our affiliates expect to engage in trading activities related to the Basket Components that are not for the account of holders of

P-9	RBC Capital Markets, LLC

Return Notes Linked to a Basket of Common Stocks
the Notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the share prices of the Basket Components, could be adverse to the interests of the holders of the Notes. We and one or more of our affiliates may, at present or in the future, engage in business with the issuers of the Basket Components (the “Basket Component Issuers”), including making loans to or providing advisory services. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates’ obligations and your interests as a holder of the Notes, and may affect the share prices of the Basket Components and therefore, the market value of the Notes.
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You Must Rely on Your Own Evaluation of the Merits of an Investment Linked to the Basket Components — In the ordinary course of their business, our affiliates may have expressed views on expected movements in the Basket Components, and may do so in the future. These views or reports may be communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who transact business in markets relating to any Basket Component may at any time have significantly different views from those of our affiliates. For these reasons, you are encouraged to derive information concerning the Basket Components from multiple sources, and you should not rely solely on views expressed by our affiliates.

Risks Relating to the Basket Components
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There Is No Affiliation Between the Basket Component Issuers and RBCCM, and RBCCM Is Not Responsible for any Disclosure by the Basket Component Issuers — We are not affiliated with the Basket Component Issuers. However, we and our affiliates may currently, or from time to time in the future engage, in business with any Basket Component Issuer. Nevertheless, neither we nor our affiliates assume any responsibilities for the accuracy or the completeness of any information that any other company prepares. You, as an investor in the Notes, should make your own investigation into the Basket Components.

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The Stocks Included in the Basket Are Mainly Concentrated in a Single Sector — Most of the stocks included in the Basket are issued by companies in the biotech and healthcare sector. Although an investment in the Notes will not give holders any ownership or other direct interests in the Basket Components, the return on an investment in the Notes will be subject to the risks associated with a direct equity investment in companies in this sector. Accordingly, by investing in the Notes, you may not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

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The Payments on the Notes Are Subject to Postponement Due to Market Disruption Events and Adjustments — The payment at maturity and the Valuation Date are subject to adjustment as described in the product prospectus supplement. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

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INFORMATION REGARDING THE BASKET COMPONENT ISSUERS
The Basket Components are registered under the Securities Exchange Act of 1934 (the “Exchange Act”). Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC. Information filed with the SEC can be obtained through the SEC’s website at www.sec.gov. In addition, information regarding the Basket Components may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.
The following information regarding the Basket Component Issuers is derived from publicly available information.
We have not independently verified the accuracy or completeness of reports filed by the Basket Component Issuers with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.
Abbott Laboratories
Abbott Laboratories discovers, develops, manufactures and sells healthcare products and services. The company's products include pharmaceuticals, nutritional, diagnostics and vascular products.
The company's common stock is listed on the New York Stock Exchange (the "NYSE") under the ticker symbol "ABT".
Alcon Inc.
Alcon Inc. manufacturers eyecare products. The company produces and markets vitreoretinal and cataract surgical equipment, contact lenses and refractive technology products.
The company's common stock is listed on the NYSE under the ticker symbol "ALC".
Avantor, Inc.
Avantor, Inc. manufactures and distributes chemicals, reagents and laboratory supplies. The company offers amino acids, silicones, bioreagents, denaturants, gas solvents, stains, dyes and minerals. The company serves biopharma, healthcare, education and government, advanced technologies, life sciences and applied materials industries.
The company's common stock is listed on the NYSE under the ticker symbol "AVTR".
Biogen Inc.
Biogen Inc. develops, manufacturers and commercializes therapies, focusing on neurology, oncology and immunology. The company's products address diseases such as multiple sclerosis, non-hodgkin's lymphoma, rheumatoid arthritis, Crohn's disease and psoriasis.
The company's common stock is listed on the Nasdaq Stock Market (the "Nasdaq") under the ticker symbol "BIIB".
BioMarin Pharmaceutical Inc.
BioMarin Pharmaceutical Inc. develops and commercializes therapeutic enzyme products. The company develops products for lysosomal storage diseases and for the treatment of serious burns. The company, through its subsidiaries, provides analytical and diagnostic products and services.
The company's common stock is listed on the Nasdaq under the ticker symbol "BMRN".

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Boston Scientific Corporation
Boston Scientific Corporation develops, manufactures and markets minimally invasive medical devices. The company's products are used in interventional cardiology, cardiac rhythm management, peripheral interventions, electrophysiology, neurovascular intervention, endoscopy, urology, gynecology and neuromodulation.
The company's common stock is listed on the NYSE under the ticker symbol "BSX".
Danaher Corporation
Danaher Corporation designs, manufactures and markets professional, medical, industrial and commercial products and services in the sectors of the test and measurement, environmental, life sciences, dental and industrial technologies.
The company's common stock is listed on the NYSE under the ticker symbol "DHR".
HCA Healthcare, Inc.
HCA Healthcare, Inc. offers healthcare services. The company provides diagnosis, treatments, consultancy, nursing, surgeries and other services, as well as medical education, physician resource centers and training programs.
The company's common stock is listed on the NYSE under the ticker symbol "HCA".
Humana Inc.
Humana Inc. operates as a managed healthcare company. The company offers coordinated healthcare through health maintenance organizations, point-of-services plans and administrative services products. The company offers its products to employer groups, government- sponsored plans and individuals.
The company's common stock is listed on the NYSE under the ticker symbol "HUM".
Eli Lilly and Company
Eli Lilly and Company discovers, develops, manufacturers and sells pharmaceutical products for humans and animals. The company's products include neuroscience, endocrine, anti-infectives, cardiovascular agents, oncology and animal health products.
The company's common stock is listed on the NYSE under the ticker symbol "LLY".
Topgolf Callaway Brands Corp.
Topgolf Callaway Brands Corp. provides golf equipment. The company offers golf balls, gear, fittings and apparel.
The company's common stock is listed on the NYSE under the ticker symbol "MODG".
Merck & Co., Inc.
Merck & Co., Inc. is a healthcare company that delivers health solutions through its prescription medicines, vaccines, biologic therapies, animal health and consumer care products, which it markets directly and through its joint ventures. The company has operations in pharmaceutical, animal health and consumer care.
The company's common stock is listed on the NYSE under the ticker symbol "MRK".

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Vail Resorts, Inc.
Vail Resorts, Inc., through its subsidiaries, owns and operates mountain resorts and hotels with ancillary services, primarily including golf courses, ski school, dining, and retail and rental operations, as well as owns, develops and sells real estate in resort communities.
The company's common stock is listed on the NYSE under the ticker symbol "MTN".
NIKE, Inc.
NIKE, Inc. designs, develops and markets athletic footwear, apparel, equipment and accessory products for men, women and children. The company sells its products to retail stores, through its own stores, subsidiaries and distributors.
The company's common is listed on the NYSE under the ticker symbol "NKE".
The Procter & Gamble Company
The Procter & Gamble Company manufactures and markets consumer products. The company provides products in the laundry and cleaning, paper, beauty care, food and beverage, and healthcare segments.
The company's common stock is listed on the NYSE under the ticket "PG".
Regeneron Pharmaceuticals, Inc.
Regeneron Pharmaceuticals, Inc. discovers, develops and commercializes pharmaceutical products for the treatment of serious medical conditions.
The company's common stock is listed on the Nasdaq under the ticker symbol "REGN".
Thermo Fisher Scientific Inc.
Thermo Fisher Scientific Inc. manufactures scientific instruments, consumables and chemicals. The company offers analytical instruments, laboratory equipment, software, services, consumables, reagents, chemicals and supplies to pharmaceutical and biotech companies, hospitals and clinical diagnostic labs, universities, research institutions and government agencies.
The company's common stock is listed on the NYSE under the ticker symbol "TMO".
UnitedHealth Group Incorporated
UnitedHealth Group Incorporated owns and manages organized health systems. The company provides employers products and resources to and administer employee benefit programs.
The company's common stock is listed on the NYSE under the ticker symbol "UNH".
Zimmer Biomet Holdings, Inc.
Zimmer Biomet Holdings, Inc. designs, develops, manufactures and markets medical equipment. The company offers orthopedic, dental and spinal reconstructive implants, as well as bone cement and related surgical products.
The company's common stock is listed on the NYSE under the ticker symbol "ZBH".

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Zoetis Inc.
Zoetis Inc. discovers, develops, manufactures and commercializes animal health medicines and vaccines, with a focus on both livestock and companion animals.
The company's common stock is listed on the NYSE under the ticker symbol "ZTS".

P-14	RBC Capital Markets, LLC

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HISTORICAL INFORMATION
Historical Performance of the Basket
The following graph is based on hypothetical Basket closing values for the period from May 17, 2019 (the first date that all of the Basket Components were traded publicly) through August 17, 2023, assuming that the Basket closing value was set equal to 100 on May 16, 2019. We derived the Basket closing levels based on the closing prices of the relevant Basket Components on the relevant dates.
We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of any Basket Component should not be taken as an indication of its future performance, and no assurance can be given as to the prices of the Basket Components, or the value of the Basket, at any time.  We cannot give you assurance that the performance of the Basket Components will not result in the loss of a substantial portion of your investment.
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE PERFORMANCE

P-15	RBC Capital Markets, LLC

Return Notes Linked to a Basket of Common Stocks
SUPPLEMENTAL DISCUSSION OF
U.S. FEDERAL INCOME TAX CONSEQUENCES
The following disclosure supplements, and to the extent inconsistent supersedes, the discussion in the product prospectus supplement dated August 1, 2023 under “Supplemental Discussion of U.S. Federal Income Tax Consequences.”
In the opinion of our counsel, Ashurst LLP, it would generally be reasonable to treat the Notes as a pre-paid cash-settled derivative contract linked to the Basket Components for U.S. federal income tax purposes, and the terms of the Notes require a holder (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the Notes for all tax purposes in accordance with such characterization.
We refer you to the discussion in the product prospectus supplement under “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—Potential Application of Section 1260 of the Internal Revenue Code” for the consequences that may result under Section 1260 of the Code, including the possible recharacterization as ordinary income of any long-term capital gain (the “Excess Gain”) recognized by a U.S. holder in respect of a Note and the possible interest charge applicable to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in a gross income inclusion for such U.S. holder in taxable years prior to the taxable year of the sale or maturity of the Notes.  One or more Basket Components may be the types of financial assets described under Section 1260 of the Code, and we note that the consequences arising under Section 1260 of the Code may apply to the Notes by reference to such Basket Components. Prospective investors are urged to consult with their tax advisors regarding the potential application of Section 1260 of the Code to their investment in the Notes.
Non-U.S. Holders
Under Section 871(m) of the Code, a “dividend equivalent” payment is treated as a dividend from sources within the United States. Such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which generally is any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S.-source dividend. However, the IRS has issued guidance that states that the U.S. Treasury Department and the IRS intend to amend the effective date of the U.S. Treasury Department regulations to provide that withholding on “dividend equivalent” payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2025. Based on our determination that the Notes are delta-one instruments, non-U.S. holders will be subject to withholding on dividend equivalent payments, if any, under the Notes.  We will not pay additional amounts in respect of any dividend equivalent withholding.

P-16	RBC Capital Markets, LLC

Return Notes Linked to a Basket of Common Stocks
SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
Delivery of the Notes will be made against payment for the Notes on August 22, 2023, which is the third (3rd) business day following the Trade Date (this settlement cycle being referred to as “T+3”). See “Plan of Distribution” in the prospectus dated September 14, 2021. For additional information as to the relationship between us and RBCCM, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated September 14, 2021.
We will deliver the Notes on a date that is greater than two business days following the Trade Date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.
We or one of our affiliates may pay an expected fee to a broker-dealer that is unaffiliated with us for providing certain electronic platform services with respect to this offering.
The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately three months after the issue date of the Notes, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time. This is because the estimated value of the Notes will not include our hedging costs and profits; however, the value of the Notes shown on your account statement during that period may initially be a higher amount, reflecting the addition of our estimated costs and profits from hedging the Notes. This excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.
We may use this pricing supplement in the initial sale of the Notes. In addition, RBCCM or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

P-17	RBC Capital Markets, LLC

Return Notes Linked to a Basket of Common Stocks
STRUCTURING THE NOTES
The Notes are our debt securities, the return on which is linked to the performance of the Basket Components. As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that reduced the initial estimated value of the Notes at the time their terms were set. Unlike the estimated value that is set forth on the cover page of this pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Basket Components, and the tenor of the Notes. The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate is a factor that reduced the economic terms of the Notes to you. The initial offering price of the Notes also reflects our estimated hedging costs. These factors resulted in the initial estimated value for the Notes on the Trade Date being less than their public offering price. See “Selected Risk Considerations—The Initial Estimated Value of the Notes Is Less than the Price to the Public” above.
VALIDITY OF THE NOTES
In the opinion of Norton Rose Fulbright Canada LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture and delivered against payment therefor, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, will be valid obligations of the Bank, subject to equitable remedies which may only be granted at the discretion of a court of competent authority, subject to applicable bankruptcy, to rights to indemnity and contribution under the Notes or the Indenture which may be limited by applicable law; to insolvency and other laws of general application affecting creditors’ rights, to limitations under applicable limitations statutes, and to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Québec and the federal laws of Canada applicable thereto. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 14, 2021, which has been filed as Exhibit 5.3 to the Bank’s Form 6-K filed with the SEC on September 14, 2021.
In the opinion of Ashurst LLP, when the Notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of the Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and subject to general principles of equity, public policy considerations and the discretion of the court before which any suit or proceeding may be brought. This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated September 14, 2021, which has been filed as Exhibit 5.4 to the Bank’s Form 6-K dated September 14, 2021.

P-18	RBC Capital Markets, LLC